Exhibit 21.1

Subsidiaries

RF Industries, Ltd. owns 100% of the capital stock of each of the following subsidiaries:

●	Cables Unlimited, Inc., a New York corporation
●	Rel-Tech Electronics, Inc., a Connecticut corporation
●	C Enterprises, Inc., a California corporation
●	Schroff Technologies International, Inc., a Rhode Island corporation
●	Microlab/FXR LLC, a New Jersey limited liability company